[LETTERHEAD OF BUNGE LIMITED]

November 20, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 7010

Attention:	Anne Nguyen Parker
John W. Madison

Re:	Bunge Limited
Joint Proxy Statement/Prospectus on Form S-4
SEC File No. 333-152781

Dear Ms. Nguyen Parker and Mr. Madison:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Bunge Limited (“Bunge”) hereby requests withdrawal of the Joint Proxy Statement/Prospectus on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2008, as amended on September 22, 2008, together with all exhibits thereto (the “Registration Statement”).  Pursuant to Rule 101(a)(1)(i) of Regulation S-T of the Commission, the foregoing is being submitted electronically to the Commission.

Bunge requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  Bunge has elected to withdraw the Registration Statement in light of the termination of the Agreement and Plan of Merger and Reorganization, dated as of June 21, 2008, among Bunge, Bleecker Acquisition Corp. and Corn Products International, Inc., as amended, to which the Registration Statement relates.  The Registration Statement was never declared effective and no sales of securities have been made pursuant thereto.

Bunge also requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for Bunge’s account.

We appreciate the time and effort expended by the Staff on our filing.  If you have any questions regarding this request for withdrawal, please contact Clare O’Brien or Lona Nallengara of Shearman & Sterling LLP at (212) 848-8966 and (212) 848-8414, respectively.

Very truly yours,

BUNGE LIMITED

By:	/s/ CARLA L. HEISS
	Name:	Carla L. Heiss
	Title:	Assistant General Counsel